Exhibit 99.1 Global Eco-friendly Future Materials Provider Earnings Release Q2 2023 July 24, 2023

2 / 19 Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the second quarter 2023. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

3 / 19 Contents Consolidated Business Performance Major Business Activities Business Performance by Major Areas Appendix

4 / 19

Consolidated Business Performance

Recovery of KRW 1 trillion OP and profit normalization[1], following full operation of Pohang Steel Works

Income



(KRW Billion)
Revenue
OP Margin
Operating Profit
QoQ
23,010
9.1%
2,098
19,381
3.6%
705
20,121
6.7%
1,326
+740
+3.0%p
+621
'22.2Q
'23.1Q
'23.2Q

Financial Structure



(KRW Trillion)
QoQ
Net Debt Ratio
12.8%
13.0%
13.3%
+0.3%p
Net Debt
7.5
7.7
8.0
+0.3
EBITDA
3.1
1.7
2.3
+0.6
'22.2Q
'23.1Q
'23.2Q

* Cumulative CAPEX for 2023 (until June): KRW 3.7 tril.(consolidated), 0.5 tril.(separated)

【Before Inter-company Transaction Adjustment】

(KRW Billion)	Revenue				Operating Profit			
	'22.2Q	'23.1Q	'23.2Q	QoQ	'22.2Q	'23.1Q	'23.2Q	QoQ
Steel	19,331	15,770	**16,547**	+777	1,762	338	**1,021**	+683
POSCO[2]	11,871	9,622	**10,298**	+676	1,322	251	**841**	+590
Overseas Steel	6,463	5,268	**5,210**	△58	315	19	**93**	+74
Green Infrastructure	18,641	13,870	**15,195**	+1,325	484	382	**445**	+63
POSCO International[3]	10,747	8,306	**8,865**	+559	346	280	**357**	+77
POSCO E&C[3]	2,490	2,364	**2,591**	+227	126	55	**56**	+1
Green Materials	810	1,162	**1,194**	+32	48	10	**4**	△6
POSCO Future M[3]	803	1,135	**1,193**	+58	55	20	**52**	+32

1) average consolidated OP of the steel sector for 14 quarters from '20 to '23.1H amounted KRW 1,019 billion 2) POSCO, separated 3) POSCO Energy result included in POSCO International, consolidated

5 / 19

Major Business Activities Release of Low-Carbon Steel Products

Released of Renewable energy steel ('23.1Q) and Greenate certified steel ('23.2Q)

- Launched low-carbon steel products based on GHG Protocol, ISO22095 and professional 3rd party(DNV UK) assurance
  - Provide DNV's assurance report and POSCO's purchase certificate with information on carbon reduction amounts
- Target to enlarge sales of low-carbon steel products up to 105 billion tons through the release of EAF type products with increased scrap rates by '26, and HyREX type products by '30

【 Carbon Reduced Steel Product Lines】

	Product Lines		Description
'23	Renewable energy steel		Procure renewable energy such as solar, wind, Provide certificate of renewable energy use
	Greenate certified steel™		Reduce carbon emissions through low-carbon processes/technologies, Allocate the carbon savings to certain products
'26	Greenate carbon reduced steel™	EAF[1] Type	Reduce carbon by using the latest and large EAF and Hybrid low-carbon production method with blast furnaces
		Type undecided	Reduce carbon by applying technologies of increasing scrap rates from current blast furnaces (the technology is under review)
'30	Greenate carbon reduced steel™ (HyREX[2] Type)		Reduce carbon by applying Hydrogen Reduction Ironmaking technology, HyREX

1) Electric Arc Furnace (EAF): An electric arc furnace that uses electrical energy to melt metals or alloys
2) HyREX (Hydrogen Reduction): Hydrogen reduction ironmaking technology

6 / 19 Major Business Activities Expanding Production for Eco-friendly Industries High-grade NO capacity expansion of 300k tons in Gwnagyang for motor cores in eco- friendly cars, targeting to start operation in 4Q (Started construction in April, ’22; existing production capacity: 100k tons at Pohang Steel Works) (‘30) 4 mil. (‘30) 90 mil. (‘20) 75 mil. Internal Combustion Engine Vehicle Production (‘30) 60% (‘20) 0.4 mil. Eco-friendly Vehicle Production (‘20) 9% (POSCO forecast) * High-grade NO(Non-Oriented Electrical Steel) : specification for silicon(≥3.3%) and thickness(≤0.3mm)

Major Business Activities Hydrogen Projects for HyREX

7 / 19

POSCO Holdings-led global consortium acquired exclusive rights for development and operation of Green hydrogen business in Duqm, Oman for 47 years

- Targeting 500k tons of hydrogen production by 2030, progressing diverse projects aligned with anticipated hydrogen demand
  - Domestic hydrogen production utilizing CCUS, Green hydrogen project development (Oman, Austrailia, Malaysia, etc.), and participation in Blue hydrogen projects(Saudi Arabia, United States, etc.)
- Plan to utilize overseas-produced hydrogen for production of eco-friendly ironmaking raw materials, or domestically adopt it for steelmaking/power generation

Oman Project

Site	• 340km^2 (Equivalent to ½ the area of Seoul, excellent site scalability)
Consortium	• POSCO Holdings, ENGIE (France), Samsugn Engineering, KOSPO(Korea), EWP(Korea), PTTEP(Thailand)
Equipment	• Renewable energy (Capacity : Solar/Wind approx. 5GW) • Hydrogen production (Green hydrogen 220k tons) • Ammonia production (Green ammonia 1.2 mil. tons)
Plan	• Feasibility study(~'24) → Construction('27~) → Production('30)


Dubai
Muscat
UAE
Saudi Arabia
Oman
Duqm
[Location]
Designated Site
Hydrogen Pipe
Ammonia Production (Duqm)


[Site View]

8 / 19

Major Business Activities — Nickel JV for Battery Business

Entered joint ventures with leading nickel smelting companies such as CNGR for collaborative businesses in Pyro/Hydrometallurgy of nickel in Indonesia and domestic refining/precursors

- Target to complete construction in 2025 for Pyro/Hydrometallurgical refining plants in Indonesia
- Aim to establish a stable supply chain by completing the nickel–precursor–cathode value chain in Pohang in collaboration with CNGR, a global precursor leader

	Pyrometallugy JV in Indonesia	Hydrometallurgy JV in Indonesia	Domestic refining/precursor[3] JV
Location	• Halmahera, Indonesia	• Sulawesi, Indonesia	• Pohang, Korea (Yeongil Bay Industrial Complex)
Structure	• POSCO Holdings 49%, Partner 51%	• POSCO Holdings 20%, Partner 80%	• POSCO Holdings 60%, CNGR 40% (refining)
Capacity	• 52k tons of nickel matte[1]	• 62k tons of Nickel MHP[2]	• 50k tons of high purity nickel
Proress	• Joint venture contract signed (in May)	• Approved by the Board (in June)	• Joint venture contract signed (in June)

1) Matte : Nickel intermediate with 65–75% nickel purity 2) MHP : Nickel intermediate with 40% nickel purity 3) Precursor business is a joint venture between P–Future M / CNGR

POSCO Group Nickel Business Strategy

"A leading eco-friendly high purity nickel provider"


(k tons)
240 4)
143
140
Refining
20
41
60
2024
2026
2030

Preemptive Acquirement	Expedite procurement of nickel intermediate materials (Matte, MHP)
ESG friendly	Additional procurement of low-carbon hydrometallurgical smelting
Economic Value	(Indonesian) Cost-advantage (Non-Indonesian) IRA compliant

Nickel Global Supply Chain Status


Pyrometallurgical Base
Hydrometallugical Base
Posco Refining (collaborating with SNNC)
Refining JV with CNGR
Pyrometallurgical JV
Hydrometallugical JV
Hydrometallugical JV (RNO)

4) Quantity, excluding refining, is secured through joint ventures in precursor and recycling production

9 / 19 Business Performance by Major Areas Steel - POSCO · Production/Sales · Income/Financial Structure - Overseas Steel · PT-KP · PZSS · P-Maharashtra · PY-VINA Green Infrastructure - POSCO International - POSCO E&C Green Materials - POSCO Future M

POSCO Production/Sales

10 / 19

Production


QoQ
Utilization Rate*
84.2%
84.7%
87.3%
+2.6%p
(k tons)
Crude Steel
Product
8,545
8,340
8,499
8,304
8,851
8,482
+352
+178
'22.2Q
'23.1Q
'23.2Q

* Utilization rate : Crude Steel Production / Crude Steel Capacity

Sales


QoQ
(k tons, %)
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio*
8,238
60.1
28.2
8,162
54.7
28.3
8,352
55.4
28.5
+190
+0.7%p
+0.2%p
'22.2Q
'23.1Q
'23.2Q

* Non-prime and semi-product figures excluded in total sales volume

○ With full recovery of Pohang Steel Works from the flood, production volume increased

- '23. 1.20. Final restoration of all facilities completed
- Decrease in CR production due to regular maintenance((P) #1, (K) #2)

【Production Volume by quarter】 (k tons)

	'22.2Q	'23.1Q	'23.2Q	QoQ
Carbon Steel	7,885	7,912	8,011	+99
HR	2,146	2,209	2,373	+164
CR	3,312	3,535	3,299	△236
STS	455	391	470	+79

○ Amidst shipment delays caused by rain at the end of June, HR·Plate sales increased, WTP sales increased

【Sales volume by quarter】 (k tons)

	'22.2Q	'23.1Q	'23.2Q	QoQ
CR/Coated	3,516	3,596	3,398	△198
Plate	1,392	1,220	1,393	+173
HR	2,260	2,244	2,331	+87
STS	453	360	435	+75
Slab	112	125	188	+63
Products Sales Volume	8,238	8,162	8,352	+190
WTP	2,230	2,226	2,267	+41

※ CR/Coated : BP, CG, CR, EG, FH, GO, GO, NO, PO, POSMAC, HGA, HGI

11 / 19 POSCO Income/Financial Structure Income QoQ (KRW Billion) 【Operating Profit QoQ】 (KRW Billion) Revenue 11,871 '23.2Q 10,298 +676 +110 9,622 OP Margin +63 Raw material Decrease in cost decrease, +376 1,322 841 flood losses etc. '23.1Q +41 11.1% ASP +5.6%p Operating Profit 8.2% 841 Production/Sales increased 251 251 +590 volume increase 2.6% • Increase in sales price(carbon steel, KRW Thousand/ton) : 1Q) 1,019 → 2Q) 1,066 (+47) '22.2Q '23.1Q '23.2Q - Sales price increase and exchange rate impact : +52 (KRW Billion) - Sales mix impact with increased HR/Plate sales : △5 '22.2Q '23.1Q '23.2Q QoQ EBITDA 1,915 832 1,419 +587 • Decrease in raw material input cost(carbon steel) : 1Q) average price = 100 → 2Q) 98 ○ With full operational normalization, recovered Gross Profit Margin - Iron ore : 1Q) 100 → 2Q) 95.8 / Coking Coal : 1Q) 100 → 2Q) 100 (Crude Steel Production : QoQ +4.1%) • Business losees by the flood ○ OP increased due to market recovery (KRW Billion) ‘22.4Q '23.1Q '23.2Q QoQ (KRW Trillion) ’22.12/E ’23.3/E ’23.6/E 288 Recovery Cost 69 - △69 Cash Balance 7.6 9.5 9.3 ＊ Inventory Loss 0.5 △6 - +6 Debt 7.8 10.3 10.1 * Reversal of inventory loss amount included

Overseas Steel Subsidiaries Performance

12 / 19

PT. Krakatau POSCO

- Increased profit through expanded HR domestic sales after the start of the new HR line('22.11)
  - Sales Volume(k tons) : 1Q) 879 → 2Q) 727 *HR Domestic Share(%): 2Q) 77%, +12%p
  - Sales Price(QoQ) : +14% * [HR] +18% [Plate] +10%


Revenue
Operating Profit
(USD million)
773
125
'22.2Q
651
53
'23.1Q
616
58
'23.2Q
△35
+6
QoQ

Zhangjiagang STS (PZSS)

- Reduced operating loses through specialized product-focused sales amidst low-cost competition
  - Sales Volume(k tons) : 1Q) 250 → 2Q) 248
  - Sales Price(QoQ) : △10.1%


Revenue
Operating Profit
(USD million)
883
△29
'22.2Q
719
△53
'23.1Q
646
△27
'23.2Q
△73
+26
QoQ

POSCO Maharashtra

- Improved OP through expanded sales of high-end automotive and home appliances products and increased prices
  - Sales Volume(k tons) : 1Q) 363 [Automobile] 176, [Home Appliance] 40
    → 2Q) 352 [Automobile] 187 [Home Appliance] 42
  - Sales Price(QoQ) : +5.5%


Revenue
Operating Profit
(USD million)
388
20
'22.2Q
335
12
'23.1Q
341
27
'23.2Q
+6
+15
QoQ

PY VINA

- Increased export share through diversification of export destinations to mitigate the impact of Vietnam's economic downturn
  - Sales Volume(k tons) : 1Q) Domestic 54, Overseas 32
    → 2Q) Domestic 47, Overseas 54
  - Sales Price(QoQ) : △3.5%


Revenue
Operating Profit
(USD million)
104
7
'22.2Q
76
5
'23.1Q
82
4
'23.2Q
+6
△1
QoQ

POSCO International Performance

13 / 19

Income



(KRW Billion)
QoQ
Revenue
11,747
8,306
8,865
+559
Operating Profit
346
280
357
+77
OP Margin
2.9%
3.4%
4.0%
+0.6%p
'22.2Q
'23.1Q
'23.2Q

【Revenue by Business】

(KRW Billion)	'22.2Q	'23.1Q	'23.2Q	QoQ
Global Business (former Trading)	10,675	7,020	7,884	+864
Energy	1,072	1,286	981	△305

Major Activities

○ Global Business (OP 150 (KRW Billion))

- Steel : Increased sales of high-profit steel products for wind and solar power
  - Sales volume to eco-friendly market(k tons) : 1Q) 420 → 2Q) 454
  - OP(KRW Billion) : 1Q) 76.8 → 2Q) 118.8
- Agriculture : Steady production in off-season palm
  - OP of palm business(KRW Billion) : 1Q) 24.3 → 2Q) 18.4
- Mobility : Increased orders of Emfree* for motor core based on patented technology

  * Laminate in press by applying adhesive between core layers with automatic equipment in the mold
  - OP(KRW Billion) : 1Q) 1.0 → 2Q) 6.1

○ Energy (OP 210 (KRW Billion))

- E&P : OP increased due to a high development cost recovery ratio, despite sales decrease caused by cyclone in Myanmar

	'23.1Q	'23.2Q	QoQ
Myanmar gas sales(Bcf)	47.6	39.3	△8.3
Myanmar OP(KRW Billion)	67.2	110.0	+42.8
Senex Energy sales(Bcf)	6.4	6.5	+0.1
Senex OP(KRW Billion)	12.7	11.7	△1

- Power Generation : Despite low demand and a decline in SMP, profit protection through low-cost LNG direct importation
  - OP(KRW Billion) : 1Q) 53.9 → 2Q) 45.5

14 / 19

POSCO E&C Performance

Income



(KRW Billion)
QoQ
Revenue
2,490
2,364
2,591
+227
Operating Profit
126
5.1%
55
2.3%
56
2.2%
+1
△0.1%p
OP Margin
'22.2Q
'23.1Q
'23.2Q

【Revenue by Business】

(KRW Billion)	'22.2Q	'23.1Q	'23.2Q	QoQ
Plant	592	851	843	△8
Infrastructure	397	321	401	+80
Construction	1,170	1,042	1,197	+155
Consolidated subsidiaries	331	150	150	-

Major Activities

○ **Revenue increased due to speeding up the construction process, etc.**

- **Plant** : Slightly decreased due to speeding up the construction process in 1Q
- **Infrastructure** : Revenue and OP increased by speeding up the construction process, etc.
- **Construction** : Revenue increased by speeding up the construction process, etc. while OP decreased due to additional costs such as development levy

○ **Order increase in plants of the group's LiB business**

- New order amounts : 1Q) KRW 2.7 tril. → 2Q) KRW 3.1 tril.

- **Plant** (KRW 0.6 tril., +0.1 QoQ) : Increased orders for LiB sector
  * Argentina) 2nd phase of brine-based lithium(0.3), Pohang) Cathode 2-1 phase(0.1), etc.
- **Infrastructure**(KRW 0.1 tril., △0.3 QoQ): Asan Tangjeong Site Prepration(0.1), etc.
- **Construction**(KRW 2.4tril., +0.6 QoQ) : Success in mega PJTs and expansion of remodellings
  * Asan Tangjeong Apartment Construction (0.6), Uijeongbu LaGuardia Apartment Construction (0.5) Seosomun Office Construction(0.3), Pyeongchon Hyangchon (Lotte A/Hyundai 4th A) Remodeling (0.3), etc.

15 / 19

POSCO Future M Performance

Income


(KRW Billion)
Revenue
Operating Profit
OP Margin
803
55
6.8%
1,135
20
1.7%
1,193
52
4.4%
QoQ
+58
+32
+2.7%p
'22.2Q
'23.1Q
'23.2Q

【Revenue by Business】

(KRW Billion)	'22.2Q	'23.1Q	'23.2Q	QoQ
Cathode materials	417	713	786	+73
Anode materials	47	68	56	△12
Refractories	139	144	146	+2
Quicklime/Chemical	200	210	205	△5

Major Activities

○ Cathode : Revenue and OP increased through share expansion of N86

*Exchange rate : KRW/U$ 1,275→1,315

- Improvement in average price through increased sales proportion of high-priced N86 compared to N65 increased revenue and OP
  - N86 sales proportion : 1Q) 12% → 2Q) 31%
  - Average price (1Q=100) : 1Q) 100 → 2Q) 122
- Anticipated increase in 3Q sales with N86 single crystal production

○ Anode : Improved profitability due to decrease in raw material costs

- Revenue decreased due to sales decrease for EV (QoQ △15%)
- Maintained sales price depite a decline in graphite prices, improved profitability due to an increase in operating ratio

○ Profitability recovered through high-profit construction in refractories and negotiation reflecting raw material cycles

- Refractories : Improving sales and profitability through increased maintenance facilities and high-profit construction projects
- Quicklime/Chemical : Despite limestone price decline, profitability increased due to increase in sales price

16 / 19 Appendix Progress in Battery Materials Business Summarized Income Statement Summarized Balance Sheet

17 / 19

Progress in Battery Materials Business


Material
Company
PJT
~ '22.E
'23.1Q
'23.2Q
'23.2H
'24
'25
Lithium
P-Argentina
Phase I of Brine
Construction (Plant 1. '22.10, Plant 2. '22.12)
Construction of factory/pond (1Q)
Construction of Electricity (Plant 1. '23.4)
Construction of Electricity (Plant 2. '23.5)
Completion ('24.2Q)
Phase II of Brine (UP)
Approval ('22.10)
– Detailed designing of Pond/Plant –
Construction ('23.6)
Completion ('25.2Q)
P-Lithium Solution
Phase II Brine (DOWN)
Approval ('22.10)
Incorporation ('22.12)
Construction ('23.6)
Completion ('25.2Q)
P-Pilbara Lithium Solution
Lithium Ore
Construction (Plant 2. '22.8, Plant 1 '22.11)
HQ/Sub Center Completion ('23.3)
Plant 2 Construction ('23.1)
Plant 1 Construction ('23.4)
Plant 2 Completion ('23.10)
Plant 1 Completion ('24.2.)
Test run ('23.10~)
Test run ('24.1~)
Nickel
SNNC
Iron removal
Construction ('22.6)
Completion (4Q)
POSCO
Refining
Construction ('22.10)
Construction (Extraction Facility) ('23.3)
Construction (Leaching Facility) ('23.6)
Completion (4Q)
Recycling
PLSC
UP
Completion ('22.8)
EPA('22.12)
RAMP UP
Normal operation('23.5)
P-HYCM
DOWN
Completion('22.12)
Operation start ('23.2)
RAMP UP
Initial Products out ('23.5)
– Product Certification –
Normal operation('23.11)
Next Generation
P-Silicon Solution
SiOx
Approval ('23.1)
Constuction ('23.6)
Construction of Electricity ('23.4Q)
Completion ('24.2Q)

18 / 19 Summarized F/S Consolidated Income Statement (KRW Billion) '22.2Q '23.1Q '23.2Q QoQ Revenue 23,010 19,381 20,121 740 Gross Profit 2,733 1,373 2,034 661 (Gross Margin) (11.9%) (7.1%) (10.1%) (3.0%p) SG&A 635 669 708 39 Operating Profit 2,098 705 1,326 621 (Operating Margin) (9.1%) (3.6%) (6.6%) (3.0%p) Net Profit 1,799 840 776 △64 EBITDA 3,075 1,659 2,275 616 (EBITDA Margin) (13.4%) (8.6%) (11.3%) (2.7%p) EPS (KRW) 20,942 9,575 9,090 △485 No. of outstanding shares [Thousands) 75,849 75,863 75,876 13

19 / 19 Summarized F/S Consolidated Balance Sheet (KRW Billion) '22.2Q '23.1Q '23.2Q QoQ Current Assets 52,147 50,315 50,023 △292 Cash and Cash Equivalents 17,939 19,878 19,704 △174 Accounts Receivable 12,394 11,279 11,498 219 Inventories 17,962 15,028 15,042 14 Non-Current Assets 49,723 52,589 53,070 481 Tangible Assets 30,407 32,641 33,385 744 Intangible Assets 5,222 4,907 4,927 20 Other LT Financial Assets 2,300 2,661 2,693 32 Total Assets 101,870 102,904 103,093 189 Liabilities 43,121 43,400 43,213 △187 Current Liabilities 25,757 22,890 21,750 △1,140 Non-Current Liabilities 17,364 20,510 21,463 953 ※ Total Interest Bearing Debt 25,486 27,620 27,691 71 Shareholders’ Equity 58,749 59,504 59,880 376 Owners of the Controlling Stake 53,256 53,802 54,307 505 Net Debt 7,547 7,742 7,987 245 Net Debt to Equity (%) 0.3%p 12.8% 13.0% 13.3% v4